

Chelsea Vogel (She/Her) · 3rd

director of operations at braidbabes

Buffalo, New York, United States · **Contact info**

9 connections

(Connect) (🔒 Message) (More)

 braidbabes

 Erie Community College

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Activity

9 followers

(+ Follow)

Chelsea Vogel commented on a post · 1mo

Love this, thanks Brian!!

👍❤️ 9   3 comments

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Experience

 **braidbabes**
Full-time · 1 yr 4 mos
🔗 helped me get this job

● **director of operations**
Jul 2022 - Present · 3 mos

● **operations manager**
Jan 2022 - Jul 2022 · 7 mos

Skills: Onboarding · Analytics · Social Media Marketing · Email Marketing · Operations Management · Strategic Planning · Process Improvement

● **babe experience representative**
Jun 2021 - Jan 2022 · 8 mos
United States

Skills: Customer Service · Customer Satisfaction · Customer Experience · Employee Relations

 **Assistant Director**
DoodleBugs! Children's Learning Academy · Full-time
Sep 2019 - Mar 2020 · 7 mos
Clarence, New York, United States

 **Lead Teacher**
Duck Duck Goose Child Care Ctr · Full-time
Mar 2015 - Sep 2019 · 4 yrs 7 mos
East Aurora, New York, United States

 **Front Desk Staff**
LA Fitness · Part-time
Aug 2016 - Jul 2018 · 2 yrs
West Seneca, New York, United States

 **Cashier**
Tops Markets · Full-time
Jun 2013 - Jan 2014 · 8 mos
East Aurora, New York, United States

Show all 8 experiences →

Education

 **Erie Community College**
Associate of Arts and Sciences - AAS, Early Childhood Education and Teaching
2020 – 2021

 **Erie Community College**
Associate of Arts and Sciences - AAS, Liberal Arts and Sciences/Liberal Studies
2015 – 2020

 **Erie Community College**
Certificate, Early Childhood Education and Teaching
2018 – 2019

Skills

Onboarding
 operations manager at braidbabes

Customer Service
 babe experience representative at braidbabes

Customer Satisfaction
 babe experience representative at braidbabes

Show all 17 skills →

Interests

Companies   Schools

 **The K Haus**
389 followers
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 **Lifetouch**
24,375 followers
+ Follow

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